UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. ___)*

VITACOST.COM, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92847A200

(CUSIP Number)

JHH Capital, LLC

5400 Broken Sound Blvd NW, Suite 500

Boca Raton, FL 33487

with a copy to:

Brian S. North, Esquire Buchanan Ingersoll & Rooney PC Two Liberty Place, Suite 3200 50 South 16th Street Philadelphia, PA 19102 (215) 665-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2012

(Date of Event Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92847A200

1	NAMES OF REPORTING PERSONS. JHH Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,049,013
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,049,013
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,049,013
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92847A200

1	NAMES OF REPORTING PERSONS. Jeffrey J. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 887,504
	8	SHARED VOTING POWER 3,049,013
	9	SOLE DISPOSITIVE POWER 887,504
	10	SHARED DISPOSITIVE POWER 3,049,013
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,936,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer:

This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.00001 par value per share ("Common Stock"), of Vitacost.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5400 Broken Sound Blvd. NW, Suite 500, Boca Raton, FL 33487.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by (1) JHH Capital, LLC, a Delaware limited liability company ("JHH Capital"), and (2) Jeffrey J. Horowitz (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The business address for each of the Reporting Persons is 5400 Broken Sound Blvd. NW, Suite 500, Boca Raton, FL 33487

(c) Mr. Horowitz is the Chief Executive Officer of the Issuer. JHH Capital was formed for the purpose of acquiring shares of Common Stock of the Issuer in a private placement transaction completed on February 16, 2012.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JHH Capital is a Delaware limited liability company. Mr. Horowitz is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On various dates from September 12, 2011 through November 15, 2011, Mr. Horowitz purchased an aggregate of 300,000 shares of Common Stock in the open market pursuant to a 10b5-1 plan, using his personal funds. In addition, Mr. Horowitz holds stock options (the "Options") which were awarded to him by the Issuer and which are now exercisable or may be exercisable within 60 days after the date of this Schedule 13D for an aggregate of 587,504 shares of Common Stock.

On February 16, 2012, JHH Capital purchased 2,272,727 shares of Common Stock and warrants to purchase 776,286 shares of Common Stock (the "Warrants") from the Issuer in a private placement transaction in which existing institutional shareholders of the Issuer also participated. The shares of Common Stock were purchased by JHH Capital for aggregate consideration of $15,999,998.08, or $7.04 per share. The Warrants, which may be exercised for $7.04 per share over a four year term, were purchased by JHH Capital for aggregate consideration of $97,035.75. JHH Capital purchased the shares of Common Stock and Warrants using funds contributed to the capital of JHH Capital by Mr. Horowitz from his personal funds. These shares of Common Stock and Warrants were purchased pursuant to the terms of a Purchase Agreement dated February 16, 2012 (the "Purchase Agreement") by and between the Issuer, JHH Capital, Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P., Great Hill Investors, LLC, Freshford Partners, LP, Freshford Master Fund, Ltd , and Baron Small Cap Fund.

Concurrently with entering into the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Jeffrey Horowitz and JHH Capital which provides Jeffrey Horowitz and JHH Capital with demand, shelf and piggyback registration rights. The Registration Rights Agreement further provides that if the Issuer enters into a registration rights agreement (or similar agreement) with any person or entity on more favorable terms than those contained in the Registration Rights Agreement, the Registration Rights Agreement will be amended to include such more favorable terms. Pursuant to the Registration Rights Agreement, the Issuer has agreed to pay all of the registration costs and expenses incurred in connection with such demand, shelf and piggyback registrations.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock described in this Schedule 13D for investment purposes.

As a director and the Chief Executive Officer of the Issuer, Mr. Horowitz may from time to time in the future participate in discussions with the Issuer's Board of Directors and other members of the Issuer's senior management relating to the matters set forth subparagraphs (a)-(j) of Item 4 of Schedule 13D. However, the Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except that Mr. Horowitz may acquire additional shares of Common Stock upon the exercise of the Options granted to him by the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and business strategy, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in any hedging or similar transactions with respect to the shares of Common Stock, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Horowitz owns 300,000 shares of Common Stock. Mr. Horowitz also owns the Options, which are now exercisable or may be exercised within 60 days after the date of this Schedule 13D for an additional 587,504 shares of Common Stock. JHH Capital owns 2,272,727 shares of Common Stock and owns the Warrants, which are now exercisable for 776,286 shares of Common Stock. Mr, Horowitz, as the sole manager of JHH, may be deemed to be a beneficial owner of the shares of Common Stock owned by JHH Capital and the shares of Common Stock issuable upon exercise of the Warrants.

(b) See rows (7) through (10) of the cover page for each Reporting Person at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c) Except as described in this Schedule 13D, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person.

(d) No other persons besides the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Schedule 13D..

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Document

99.1	Joint Filing Agreement, dated February 24, 2012, by and among JHH Capital, LLC and Jeffrey J. Horowitz.
99.2	Purchase Agreement dated February 16, 2012 (the "Purchase Agreement") by and between the Issuer, JHH Capital, Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P., Great Hill Investors, LLC, Freshford Partners, LP, Freshford Master Fund, Ltd , and Baron Small Cap Fund. (Incorporated by reference to Exhibit 2.1 to the Form 8-K Current Report filed by the Issuer on February 21, 2012).

99.3	Registration Rights Agreement dated February 16, 2012 by and between the Issuer, JHH Capital, and Jeffrey J. Horowitz. (Incorporated by reference to Exhibit 10.1 to the Form 8-K Current Report of the Issuer filed on February 21, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2012	JHH CAPITAL, LLC

	By:	/s/ Jeffrey Horowitz
	Name:	Jeffrey Horowitz
	Title:	Manager

	By:	/s/ Jeffrey Horowitz
JEFFREY HOROWITZ

INDEX TO EXHIBITS

Exhibit No. Document

99.1	Joint Filing Agreement, dated February 27, 2012 by and between JHH Capital, LLC and Jeffrey J. Horowitz.